Exhibit 99.3

SIERRA METALS

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 30, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m. (EDT) on June 26, 2020.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01M69A

Appointment of Proxyholder

I/We being holder(s) of Sierra Metals Inc. hereby appoint: J. Alberto Arias, Chairman of the Board, or failing this person Ed Guimaraes, Chief Financial Officer, or failing this person Jill Neff, Corporate Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to http://www.computershare.com/SierraMetals and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Sierra Metals Inc. to be held online at https:// web.lumiagm.com/209762889 on Tuesday, June 30, 2020 at 10:00 a.m. (EDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. J. Alberto Arias	☐	☐	02. Steven G. Dean	☐	☐	03. Douglas F. Cater	☐	☐
04. Ricardo Arrarte	☐	☐	05. Luis Marchese	☐	☐	06. Dionisio Romero	☐	☐
07. Jose Vizquerra Benavides	☐	☐	08. Koko Yamamoto	☐	☐			

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2. Appointment of Auditors

For ☐ Withhold ☐

To reappoint PricewaterhouseCoopers, Chartered Accountants, as the Corporation's auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

3. Approval of Stock Option Plan

For ☐ Against ☐

To consider and, if deemed advisable, to pass an ordinary resolution to approve all unallocated options with respect to treasury issuances under the Corporation's existing Stock Option Plan;

4. Approval of Restricted Share Unit Plan

For ☐ Against ☐

To consider and, if deemed advisable, to pass an ordinary resolution to approve all unallocated restricted share units with respect to treasury issuances under the Corporation's existing Restricted Share Unit Plan;

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

E C I Q 2 9 8 1 7 1 A R 2

01M6AC